UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

TRIO-TECH INTERNATIONAL
(Name of Issuer)

             Common Stock
(Title of Class of Securities)

      896712-205
(CUSIP Number)

Siew Wai Yong
Block 1008 Toa Payoh North #03-09
Singapore 318996
                              (65) 6265 3300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                November 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896712-205	13D

1	NAMES OF REPORTING PERSONS Siew Wai Yong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore
	7	SOLE VOTING POWER
NUMBER OF		391,568 shares (of which 62,500 shares are subject to options that are currently exercisable)
SHARES	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
PERSON		391,568 shares (of which 62,500 shares are subject to options that are currently exercisable)
WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	391,568 shares (of which 62,500 shares are subject to options that are currently exercisable)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the shares of common stock (the “Common Stock”), of Trio Tech International, a California corporation (the “Company”). The principal executive offices of the Company are located at. 16139 Wyandotte Street, Van Nuys, California 91406.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule is being filed on behalf of Siew Wai Yong whose business address is Block 1008 Toa Payoh North #03-09, Singapore 318996. Mr. Yong is and has been a Director, Chief Executive Officer and President of Trio-Tech since 1990. He joined Trio-Tech International Pte. Ltd. in Singapore in 1976 and was appointed as its Managing Director in August 1980. During the last five years, Mr. Yong has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Yong was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.  Mr. Yong is a citizen Singapore.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 Of the 391,568 shares deemed beneficially owned by Mr. Yong, 62,500 are subject to currently exercisable options.  Mr. Yong acquired the remaining shares deemed to be beneficially held by him through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Yong holds the shares of Company Common Stock beneficially owned and deemed to be beneficially owned by him for investment.   This Schedule is being filed to reflect Mr. Yong’s holdings in light of a recent SEC Compliance and Disclosure Interpretation.  Mr. Yong may acquire (either in the open market or pursuant to the exercise of options held by him) and/or sell shares of Common Stock from time to time as he deems advisable and depending on market conditions but has no present intention to do so.  Except as set forth above, Mr. Yong does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)           As of May 25, 2010, based upon information provided by the Company, there were 3,227,430 shares of Common Stock outstanding.  Mr. Yong is deemed to beneficially own 391,568 shares of Common Stock, or 11.9% thereof.  Of those shares, 62,500 are issuable upon the exercise of currently exercisable option.

(b)           Mr. Yong has both sole voting and sole dispositive power over all 391,568 shares of Common Stock deemed to be beneficially owned by him.

(c)           Mr. Yong has not effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    None.

SIGNATURE

After reasonable Inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2010

                                        /s/  SIEW WAI YONG
                                        Siew Wai Yong